UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50

SEC FILE NUMBER 001-35161

CUSIP NUMBER 761505205

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Revett Minerals Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11115 East Montgomery, Suite G
Address of Principal Executive Office (Street and Number)

Spokane Valley, WA 99206
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2011 within the prescribed time for the following reasons:

(a) The registrant began preparing its financial statements in accordance with United States generally accepted accounting principles ("US GAAP") instead of Canadian generally accepted accounting principles ("Canadian GAAP") effective as of January 1, 2011. During the process of preparing the year-end financial statements, a number of adjustments have been identified that have taken time to resolve. These adjustments impact both the quarters within 2011 as well as the internally-prepared financial statements as of December 31, 2011. While the registrant does not believe any of these adjustments are material, individually or collectively, to periods prior to 2011, the assessment of whether there are material impacts to the interim periods within 2011 has not yet been completed. The adjustments that have been identified have been corrected in the annual financial statements and the registrant is in the process of finalizing the statements and related footnotes. Accordingly, the preparation of the Form 10-K has demanded more time than was initially contemplated.

(b) The registrant became an accelerated filer during the year ended December 31, 2011, which accelerated the prescribed filing date for the Form 10-K from March 30 to March 15 (from 90 days to 75 days). Although the registrant anticipated and planned for this accelerated timeline, the added burden on internal staff was more than initially anticipated.

(c) The registrant first became subject to the internal control attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 as of December 31, 2011. This, too, demanded more time than was initially contemplated. In addition, certain internal control deficiencies have been identified related to system access controls and technical accounting and financial reporting controls. The registrant believes one or more of these issues will be reported as a material weakness in ICFR as of December 31, 2011. The registrant is in process of reviewing its system access controls and has implemented changes to the system access controls in March 2012, and is currently assessing the changes that will be required to address the technical accounting and financial reporting issues.

The registrant intends to file its Form 10-K on March 28, 2012. The registrant intends to implement sufficient processes and controls upon completion of its current assessment, as noted above, to ensure that its future periodic reports are timely filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken Eickerman	509	921-2294
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revett Minerals Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2012	By:	/s/ Ken Eickerman
Ken Eickerman
	Title:	Chief Financial Officer